Exhibit 4.9

DESCRIPTION OF COMMON STOCK

The following description of the capital stock of StoneMor Inc. (the “Company”) does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation (“Charter”) and our bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

General

The authorized capital stock of the Company consists of 200,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our common stock, which is listed on the New York Stock Exchange under the symbol “STON.”

Common Stock

Voting rights. Except as provided by law or in a preferred stock designation, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and will have the exclusive right to vote for the election of directors. A plurality of the votes cast is required for stockholders to elect directors. Except as otherwise required by law, the holders of our common stock, as such, are not entitled to vote on any amendment to the Charter (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock, if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (the “DGCL”). All other matters put to a stockholder vote generally require the approval of a majority of the votes cast, except as otherwise provided by our Charter (including any preferred stock designation) or Bylaws or required by law. The holders of our common stock do not have cumulative voting rights.

Dividends. The holders of our common stock are entitled to receive dividends (payable in cash, stock or otherwise) ratably, if any, as may be declared from time to time by our board of directors out of legally available funds, subject to any preferential or participating dividend rights of any preferred stock then outstanding.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Company’s affairs, holders of our common stock are entitled to share ratably in the Company’s assets that are remaining after payment or provision for payment of all of the Company’s debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preemptive, subscription and conversion rights. The holders of our common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

General. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Transfer agent and registrar. The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, the Company’s Bylaws and Delaware Law

Some provisions of Delaware law and the Charter and the Bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of the Company by means of a tender offer, a proxy contest or otherwise and removal of the Company’s incumbent officers and directors. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that the Company stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions that might result in a premium over the market price for the Company Shares.

 These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company.

Delaware Law

The Company is subject to the provisions of Section 203 of the DGCL. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
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after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after such time as such person becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition (in one or a series of transactions) of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Charter and Bylaws

Among other things, the Charter and Bylaws:

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provide advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company stockholders, which may preclude the Company stockholders from bringing matters before the Company stockholders at an annual or special meeting;

	•	these procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s corporate secretary prior to the meeting at which the action is to be taken; and
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generally, to be timely, notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;

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provide our board of directors the ability to authorize undesignated preferred stock, which makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company and which may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock;

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provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors;

•	provide that the Charter may be amended by the affirmative vote of the holders of at least 66 2/3% of the Company’s then-outstanding capital stock entitled to vote thereon;
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provide that special meetings of the Company stockholders may only be called by our board of directors or stockholders owning at least twenty percent (20%) of the entire capital stock of the Company issued and outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting; and

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provide that the Bylaws can be amended or repealed by our board of directors or by the affirmative vote of holders of at least 66 2/3% of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors.

Limitation of Liability and Indemnification Matters

The Charter limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for the following liabilities that cannot be eliminated under the DGCL:

•	for any breach of their duty of loyalty to the Company or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for an unlawful payment of dividends or an unlawful stock purchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment or repeal.

The Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. The Bylaws also permit the Company to purchase insurance on behalf of any of its officers, directors, employees or agents or any person who is or was serving at its request as an officer, director, employee or agent of another enterprise for any expense, liability or loss asserted against such person and incurred by any such person in any such capacity, or arising out of that person’s status as such, regardless of whether DGCL would permit indemnification.

 The Company has entered into indemnification agreements with each of its directors and officers. The agreements provide that the Company will indemnify and hold harmless each indemnitee for certain expenses to the fullest extent permitted or authorized by law, including the DGCL, in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the indemnitee. If such indemnification is unavailable as a result of a court decision and if the Company and the indemnitee are jointly liable in the proceeding, the Company will contribute funds to the indemnitee for his or her expenses in proportion to relative benefit and fault of the Company and the indemnitee in the transaction giving rise to the proceeding. The indemnification agreements also provide that the Company will indemnify the indemnitee for monetary damages for actions taken as its director or officer or for serving at its request as a director or officer or another position at another corporation or enterprise, as the case may be but only if (i) the indemnitee acted in good faith and, in the case of conduct in his official capacity, in a manner he or she reasonably believed to be in the Company’s best interests and, in all other cases, not opposed to the Company’s best interests and (ii) in the case of a criminal proceeding, the indemnitee must have had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also provide that the Company must advance payment of certain expenses to the indemnitee, including fees of counsel, subject to receipt of an undertaking from the indemnitee to return such advance if it is it is ultimately determined that the indemnitee is not entitled to indemnification.